SUPPLEMENT DATED SEPTEMBER 30, 2002
TO THE
PROSPECTUS DATED MAY 1, 2002
FOR
PERSPECTIVE II^{SM} FIXED AND VARIABLE ANNUITY
JACKSON NATIONAL SEPARATE ACCOUNT I

The following changes apply to the prospectus listed above:

All references to J.P. Morgan/JNL Enhanced S&P 500 Stock Index Fund should be changed to JPMorgan/JNL Enhanced S&P 500 Stock Index Fund.

The second bullet on the cover should be deleted and replaced with the following:

> ➢ **49 Investment Divisions** of Jackson National Separate Account I (the "Separate Account") each of which purchases shares of one Fund of JNL Series Trust or JNL Variable Fund LLC, mutual funds with a full range of investment objectives;

On page 5 the "Total Separate Account Annual Expenses (with Maximum Optional Endorsements without the GMIB)" should be deleted and replaced with the following:

Total Separate Account Annual Expenses
(with Maximum Optional Endorsements without the GMIB) 2.695%[10]

The following should be added to the "Fund Annual Expenses" table located on page 5:

JPMorgan/JNL International Value Fund	1.07%	.03%	0%	1.10%
PPM America/JNL Value Fund	.85%	.01%	0%	.86%

On pages 8 and 9, the section entitled "Examples" should be deleted and replaced in its entirety with the following:

Examples. You would pay the following expenses on a $1,000 investment if you select the optional Earnings Protection Benefit Endorsement, the 20% Additional Free Withdrawal Endorsement, the Five-Year Withdrawal Charge Period Endorsement, the most expensive Optional Death Benefit Endorsement, the Guaranteed Minimum Income Benefit and the 2% Contract Enhancement Endorsement, assuming a 5% annual return on assets:

> (a) if you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year;
> (b) if you surrender your Contract at the end of each time period.

		Time Periods			
Division Name		1 year	3 years	5 years	10 years
AIM/JNL Large Cap Growth Division	(a)	43	130	219	433
	(b)	123	190	239	433
AIM/JNL Small Cap Growth Division	(a)	43	131	221	437
	(b)	123	191	241	437
AIM/JNL Premier Equity II Division	(a)	42	128	217	428
	(b)	122	188	237	428

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[10] The 3% and 4% contract enhancements are not included in the Total Separate Account Annual Expenses (with Maximum Optional Endorsements) because only one Contract Enhancement may be selected and the 2% Credit is presumed to have been selected (along with the Earnings Protection Benefit, 20% additional free withdrawal, five-year withdrawal charge period and the most expensive optional death benefit).

	Time Periods			
Division Name		**1 year**	**3 years**	**5 years**	**10 years**
Alger/JNL Growth Division	(a)	43	129	218	431
	(b)	123	189	238	431
Alliance Capital/JNL Growth Division	(a)	41	123	209	414
	(b)	121	183	229	414
Eagle/JNL Core Equity Division	(a)	42	127	214	424
	(b)	122	187	234	424
Eagle/JNL SmallCap Equity Division	(a)	42	129	217	429
	(b)	122	189	237	429
JPMorgan/JNL Enhanced S&P 500® Stock Index Division	(a)	41	124	210	415
	(b)	121	184	230	415
JPMorgan/JNL International Value Division	(a)	43	129	218	432
	(b)	123	189	238	432
Janus/JNL Aggressive Growth Division	(a)	42	127	214	424
	(b)	122	187	234	424
Janus/JNL Balanced Division	(a)	42	129	218	430
	(b)	122	189	238	430
Janus/JNL Capital Growth Division	(a)	42	128	216	427
	(b)	122	188	236	427
Janus/JNL Global Equities Division[*]	(a)	42	129	217	429
	(b)	122	189	237	429
Lazard/JNL Mid Cap Value Division	(a)	43	130	219	433
	(b)	123	190	239	433
Lazard/JNL Small Cap Value Division	(a)	43	132	222	439
	(b)	123	192	242	439
Mellon Capital Management/JNL S&P 500 Index Division	(a)	38	115	196	389
	(b)	118	175	216	389
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division	(a)	38	115	196	389
	(b)	118	175	216	389
Mellon Capital Management/JNL Small Cap Index Division	(a)	38	115	196	389
	(b)	118	175	216	389
Mellon Capital Management/JNL International Index Division	(a)	38	117	198	393
	(b)	118	177	218	393
Mellon Capital Management/JNL Bond Index Division	(a)	38	115	196	389
	(b)	118	175	216	389
Oppenheimer/JNL Global Growth Division	(a)	42	128	217	428
	(b)	122	188	237	428
Oppenheimer/JNL Growth Division	(a)	42	127	214	424
	(b)	122	187	234	424
PIMCO/JNL Total Return Bond Division	(a)	40	121	205	407
	(b)	120	181	225	407
PPM America/JNL Balanced Division	(a)	40	121	205	408
	(b)	120	181	225	408
PPM America/JNL High Yield Bond Division	(a)	40	121	205	408
	(b)	120	181	225	408
PPM America/JNL Money Market Division	(a)	39	118	199	396
	(b)	119	178	219	396
PPM America/JNL Value Division	(a)	40	123	207	411
	(b)	120	183	227	411
Putnam/JNL Equity Division	(a)	41	126	212	421
	(b)	121	186	232	421
Putnam/JNL International Equity Division	(a)	44	133	224	442
	(b)	124	193	244	442

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[*] The Janus/JNL Global Equities Fund (the "Fund") is not available through a division as an investment option and is not available as an underlying fund to the S&P/JNL Core Index 50 Fund and the S&P/JNL Core Index 75 Fund. However, the Fund is available as an underlying Fund of the S&P/JNL Conservative Growth Fund I, the S&P/JNL Moderate Growth Fund I, the S&P/JNL Aggressive Growth Fund I, the S&P/JNL Very Aggressive Growth Fund I, the S&P/JNL Equity Growth Fund I and the S&P/JNL Equity Aggressive Growth Fund I.

Division Name		Time Periods			
		1 year	**3 years**	**5 years**	**10 years**
Putnam/JNL Midcap Growth Division	(a)	43	130	220	434
	(b)	123	190	240	434
Putnam/JNL Value Equity Division	(a)	41	126	213	421
	(b)	121	186	233	421
Salomon Brothers/JNL Global Bond Division	(a)	41	125	212	420
	(b)	121	185	232	420
Salomon Brothers/JNL U.S. Government & Quality Bond Division	(a)	40	121	205	406
	(b)	120	181	225	406
S&P/JNL Conservative Growth Division I	(a)	34	103	176	351
	(b)	114	163	196	351
S&P/JNL Moderate Growth Division I	(a)	34	103	176	351
	(b)	114	163	196	351
S&P/JNL Aggressive Growth Division I	(a)	34	103	176	351
	(b)	114	163	196	351
S&P/JNL Very Aggressive Growth Division I	(a)	34	103	176	351
	(b)	114	163	196	351
S&P/JNL Equity Growth Division I	(a)	34	103	176	351
	(b)	114	163	196	351
S&P/JNL Equity Aggressive Growth Division I	(a)	34	103	176	351
	(b)	114	163	196	351
S&P/JNL Core Index 50 Division	(a)	34	103	176	351
	(b)	114	163	196	351
S&P/JNL Core Index 75 Division	(a)	34	103	176	351
	(b)	114	163	196	351
S&P/JNL Core Index 100 Division	(a)	34	103	176	351
	(b)	114	163	196	351
T. Rowe Price/JNL Established Growth Division	(a)	41	125	211	418
	(b)	121	185	231	418
T. Rowe Price/JNL Mid-Cap Growth Division	(a)	42	127	215	426
	(b)	122	187	235	426
T. Rowe Price/JNL Value Division	(a)	43	130	219	433
	(b)	123	190	239	433
First Trust/JNL The Dow[SM] Target 10 Division	(a)	40	121	205	406
	(b)	120	181	225	406
First Trust/JNL The S&P[®] Target 10 Division	(a)	40	121	205	406
	(b)	120	181	225	406
First Trust/JNL Global Target 15 Division	(a)	40	122	207	410
	(b)	120	182	227	410
First Trust/JNL Target 25 Division	(a)	40	121	205	406
	(b)	120	181	225	406
First Trust/JNL Target Small-Cap Division	(a)	40	121	205	406
	(b)	120	181	225	406

On pages 10 and 11, the following should be added:

		Time Periods			
		1 year	**3 years**	**5 years**	**10 years**
JPMorgan/JNL International Value Division	(a)	23	71	122	262
	(b)	108	141	172	262
PPM America/JNL Value Division	(a)	21	64	110	237
	(b)	106	134	160	237

The following should be added to the section entitled "The Funds, Investment Objectives and Advisers" on page 13:

JPMorgan/JNL International Value	Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets.	Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)
PPM America/JNL Value	Seeks long-term growth of capital by investing at least 65% of its total assets in common stocks of domestic companies.	Jackson National Asset Management, LLC (and PPM America, Inc.)

On pages 14 through 18, all references to "65%" under the sub-section entitled "Investment Objective" for the following funds should be changed to 80%:

AIM/JNL Small Cap Growth
Eagle/JNL Core Equity
Eagle/JNL SmallCap Equity
PIMCO/JNL Total Return Bond
Putnam/JNL International Equity
Putnam/JNL Value Equity
Salomon Brothers/JNL Global Bond
Salomon Brothers/JNL U.S. Government & Quality Bond
T. Rowe Price/JNL Mid-Cap Growth

On pages 29 and 30, the sections entitled "Optional Five-Year Withdrawal Charge Period" and "20% Additional Free Withdrawal" should be deleted and replaced in its entirety with the following:

Optional Five-Year Withdrawal Charge Period. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a five-year withdrawal period with withdrawal charges in contribution years one through five of 8%, 7%, 6%, 4% and 2%, respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is **0.30%** of average daily net asset value of your allocations to the Investment Divisions. You may **not** elect this option if you elect the 3% or 4% Contract Enhancement Endorsement.

20% Additional Free Withdrawal. If you elect the 20% Additional Free Withdrawal Endorsement, you may withdraw an additional 20% of premiums that are no longer subject to a withdrawal charge (excluding premiums allocated to the Indexed Fixed Option), minus earnings, during a contract year without a withdrawal charge and you will pay **0.30%** on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. This endorsement will replace the 10% Additional Free Withdrawal. You may **not** elect this option if you elect the 3% or 4% Contract Enhancement Endorsement.

On page 40, the section entitled "Dollar Cost Averaging" should be deleted and replaced in its entirety with the following paragraph:

If the amount allocated to the Investment Divisions plus the amount allocated to Fixed Accounts (other than the Indexed Fixed Option) is at least $15,000, you can arrange to have a regular amount of money periodically transferred automatically into the Investment Divisions and other Guaranteed Fixed Accounts from the one-year Guaranteed Fixed Account or any of the Investment Divisions. In the case of transfers from the Guaranteed Fixed Accounts or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs, and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. Certain restrictions may apply.

(To be used with VC4224 Rev. 05/02.)

V8115 Rev. 09/02